BRF S.A.
Publicly Held Company
CNPJ/ME 01.838.723/0001-27
NIRE 42.300.034.240
CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 10, 2022

1. <u>DATE, TIME AND PLACE</u>: Meeting held on August 10, 2022, at 2 p.m., at BRF S.A.'s ("<u>Company</u>") office located at Avenida Dra. Ruth Cardoso, 8501, 1st floor, Pinheiros, in the City of São Paulo, State of São Paulo, Zip Code 05425-070.

2. <u>CALL AND ATTENDANCE</u>: Call duly carried out under the terms of article 21 of the Company's Bylaws, with the presence of the totality of the members of the Board of Directors, namely: Mr. Marcos Antonio Molina dos Santos, Mr. Sergio Agapito Lires Rial, Mrs. Marcia Aparecida Pascoal Marçal dos Santos, Mrs. Flavia Maria Bittencourt and Deborah Stern Vieitas, Mr. Augusto Marques da Cruz Filho, Mr. Aldo Luiz Mendes, Mr. Pedro de Camargo Neto, Mr. Altamir Batista Mateus da Silva and Mr. Eduardo Augusto Rocha Pocetti.

3. <u>PRESIDING BOARD</u>: <u>Charmain</u>: Mr. Marcos Antonio Molina dos Santos. <u>Secretary</u>: Mr. Bruno Machado Ferla.

4. <u>AGENDA</u>: Analysis and Approval of the Quarterly Financial Information for the Quarter ended June 30, 2022 ("<u>2º ITR/2022</u>").

5. <u>RESOLUTIONS</u>: The members of the Board of Directors approved, by unanimous vote and without any reservations or restrictions, the drawing up of these minutes in the form of a summary. Once the agenda has been examined, the following matter was discussed, and the following decision was taken:

5.1. Regarding the Agenda, the members of the Board of Directors, by unanimous vote and without any reservations or restrictions, and in accordance with the recommendation of the Audit and Integrity Committee, they approved the 2nd ITR/2022, together with the management report, explanatory

notes, and the opinion of the independent auditors.

6. **DOCUMENTS FILED AT THE COMPANY:** The documents analyzed by the members of the Board of Directors or information presented during the meeting were filed at the Company's head office.

7. **CLOSURE:** There being no other matters to be discussed, the meeting was closed, being the present minutes drawn up by electronic processing, which after having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, August 10, 2022.

Bruno Machado Ferla
Secretary